G A M E S I N C. 2704 West Roscoe Street Chicago, Illinois 60618 773.961.2850 fax 773.961.2299 Deborah K. Fulton: 773.961.2761
December 12, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jay E. Ingram
Attorney Advisor
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midway Games Inc.
Definitive 14A
Filed on April 24, 2007
File No. 001-12367
Dear Mr. Ingram:
     Pursuant to your conversation this morning with Carole Anne Hussey, Associate General Counsel, of our office, this letter confirms our agreement to extend the response time to the comment letter dated November 29, 2007 with respect to the above-captioned matter to January 4, 2007 in order to give management and the Compensation Committee of the Board of Directors of the Company time to review and respond to such letter.
Very truly yours,
MIDWAY GAMES INC.
/s/ Deborah K. Fulton
Deborah K. Fulton
Senior Vice President, Secretary & General Counsel
DKF/cah